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                                                                      EXHIBIT 12

                 THE WILLIAMS COMPANIES, INC. AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                             (DOLLARS IN MILLIONS)

                                                            YEARS ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                 2000       1999      1998      1997       1996
                                               --------   --------   ------   --------   --------
Earnings:
  Income from continuing operations before
     income taxes and extraordinary gain
     (loss)..................................  $1,427.2   $  333.6   $279.2   $  636.7   $  764.7
  Add:
     Interest expense -- net.................     793.5      597.4    482.3      434.3      409.3
     Rental expense representative of
       interest
       factor................................     160.5      104.6     37.7       32.0       32.8
     Interest accrued -- 50% owned
       companies.............................       8.7        7.5      6.2         --        1.3
     Minority interest in income (loss) and
       preferred returns of consolidated
       subsidiaries..........................     (12.0)      17.7      4.0        4.7        1.4
     Equity losses in less than 50% owned
       companies.............................      42.2       40.2     14.8         --         --
     Other...................................      (2.8)      (4.8)     7.6        3.2        6.3
                                               --------   --------   ------   --------   --------
          Total earnings as adjusted plus
            fixed charges....................  $2,417.3   $1,096.2   $831.8   $1,110.9   $1,215.8
                                               ========   ========   ======   ========   ========
Combined fixed charges and preferred stock
  dividend requirements:
  Interest expense -- net....................  $  793.5   $  597.4   $482.3   $  434.3   $  409.3
  Capitalized interest.......................     216.1       69.8     30.6       23.3        8.2
  Rental expense representative of interest
     factor..................................     160.5      104.6     37.7       32.0       32.8
  Pretax effect of dividends on preferred
     stock of the Company....................        --        5.1     12.4       16.1       16.2
  Pretax effect of dividends on preferred
     stock and other preferred returns of
     subsidiaries............................      48.4       26.7       --         --         --
  Interest accrued -- 50% owned companies....       8.7        7.5      6.2         --        1.3
                                               --------   --------   ------   --------   --------
          Combined fixed charges and
            preferred stock dividend
            requirements.....................  $1,227.2   $  811.1   $569.2   $  505.7   $  467.8
                                               ========   ========   ======   ========   ========
Ratio of earnings to combined fixed charges
  and preferred stock dividend
  requirements...............................      1.97       1.35     1.46       2.20       2.60
                                               ========   ========   ======   ========   ========
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